Exhibit 8

Subsidiaries

Name of Subsidiary	Country of Incorporation

Crow Electronic Engineering Ltd.	Israel
ArrowHead Alarm Products Ltd.	New Zealand
Crow Australia Pty Ltd.	Australia
Freelink Ltd.	Israel
Actech Access Technologies Ltd.	Israel
Secucell Ltd.	Israel
ScanVision Technologies Ltd.	Israel
Video Domain Technologies Ltd.	Israel